UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

United Energy Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

910900208

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600f

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910900208

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RONALD WILEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,241,207[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,241,207[1]
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,241,207[1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14		TYPE OF REPORTING PERSON IN

1 Excludes 350,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Wilen.

CUSIP No. 910900208

Item 1.   Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of United Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

Item 2.   Identity and Background.

(a) This Statement is being filed by Ronald Wilen.

(b) The address of the Reporting Person is 287 Columbia Terrace, Paramus, New Jersey 07652.

(c) Mr. Wilen is the Chief Executive Officer, President, Secretary and a Director of the Issuer, United Energy Corp. whose address is 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

In March 2009, the Reporting Person provided the Issuer with a short term loan in the amount of $50,000 and received warrants to purchase up to 200,000 shares of Common Stock.

From May 2009 through October 2009, Hilltop purchased from the Issuer convertible notes (the “Convertible Notes”) in the aggregate principal amount of $100,000.  In connection, with the purchase of the Convertible Notes and as consideration for various extensions of the maturity dates of the Convertible Notes, during the period of May 2009 through January 2011, the Reporting Person was issued various warrants to purchase in the aggregate of 4,797,244 shares of Common Stock.

CUSIP No. 910900208

The Notes and Warrants discussed above were purchased from the Issuer with personal funds of the Reporting Person.

Item 4.   Purpose of Transaction.

The Reporting Person considers the securities he beneficially owns as personal investments.

The Reporting Person has no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)  As of January 21, 2011, the Reporting Person beneficially owns 9,591,207 shares of Common Stock, representing 24.0% of the outstanding shares of Common Stock (based upon 31,504,449 shares of Common Stock outstanding as of November 17, 2010, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2010).  Such shares of Common Stock beneficially owned by the Reporting Person include (i) 2,236,000 shares of Common Stock held by the Reporting Person; (ii) 5,327,244 shares of Common Stock issuable upon exercise of options and warrants held by the Reporting Person; and (iii) 1,677,963 shares of Common Stok issuable upon conversion of Convertible Notes in the aggregate principal amount of $151,016.67 held by the Reporting Person, but excludes 350,000 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person, which warrants provide that they may not be exercised to the extent following the exercise thereof, the Reporting Person would be deemed to beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Issuer.

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c)  No transactions in the Common Stock were effected by the Reporting Persons in the last 60 days, other than the acquisition by the Reporting Person of warrants to purchase 1,984,939 shares of Common Stock as described in Item 6 below.

(d) and (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Employee Stock Options

The Reporting Person was previously awarded the following employee stock options by the Issuer:

Number of Options	Exercise Price	Expiration Date
10,000	$0.12	January 1, 2011
10,000	$0.12	March 30, 2017
50,000	$0.12	April 16, 2017
10,000	$0.12	March 31, 2018
50,000	$0.12	April 16, 2018

CUSIP No. 910900208

Director Warrants

In addition, on February 13, 2009, Mr. Wilen and the other directors of the Issuer were granted warrants to acquire 150,000 shares of Common Stock at an exercise price of $0.12 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

On June 22, 2010, Mr. Wilen and the other directors of the Issuer were granted warrants to acquire 150,000 shares of Common Stock at an exercise price of $0.12 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

On August 24, 2010, Mr. Wilen and the other directors of the Issuer were granted warrants to acquire 250,000 shares of Common Stock at an exercise price of $0.09 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

Promissory Notes and Related Warrants

In March 2009, Mr. Wilen along with two other directors loaned the Issuer $50,000 each and in exchange received a Note (the “March Note”) and warrants to purchase 200,000 shares of Common Stock at an exercise price of $.125 per share.

In May 2009, the Mr. Wilen received warrants to purchase up to 200,000 shares of Common Stock of the Issuer at an exercise price of $0.12 per share in consideration for extending the maturity date and amending and restating the March Note.  Mr. Wilen also loaned the Issuer $50,000.00 (the “May Loan”) and was issued a Secured Convertible Promissory Note (the “May Note”).   The May Note is convertible at $.12 per share, is secured by substantially all of the assets of the Issuer and had an original maturity date of July 2009.  In consideration for agreeing to make the May Loan, the Reporting Person received additional warrants to purchase up to 200,000 shares of Common Stock of the Issuer at an exercise price of $0.12 per share.

Thereafter, in July 2009, the maturity date of the March Note and the May Note was extended and in consideration for such extension, Mr. Wilen received warrants to purchase 204,054 shares of Common Stock at an exercise price of $0.12 per share.

Pursuant to an agreement, dated as of October 31, 2009, (the “Agreement”), among the Issuer, the Reporting Person, Martin Rappaport and Hilltop Holding Company, L.P., Mr. Wilen made a further loan in the amount of $50,000 to the Issuer and received a 12% Secured Convertible Note (the “October Note”) in the stated principal amount of $50,000.00.  The October Note is convertible at $0.09 per share, is secured by substantially all of the assets of the Issuer and had an original maturity date of January 2010.  Mr. Wilen also agreed to further extend the maturity date of the March Note and the May Note to January 2010, and the conversion price of the March Note and the May Note was reduced to $0.09 per share.  In connection with the October Note and the extension of the maturity date of the March Note and the May Note, Mr. Wilen received warrants to purchase 400,000 shares of Common Stock at an exercise price of $0.09 per share.

CUSIP No. 910900208

In February 2010, pursuant to an Agreement (the “January 2010 Agreement”), dated as of January 29, 2010, Mr. Wilen agreed to extend the maturity date of the March Note, the May Note and the October Note for a period of one year.  In consideration for the extension of the maturity date, Mr. Wilen received warrants to purchase 1,802,954 shares of Common Stock at an exercise price of $0.222 per share.

Pursuant to an agreement, dated January 21, 2011, the Reporting Person agreed to extend the maturity date of the March Note, the May Note and the October Note.  As consideration for the extension, the Reporting Person was issued warrants to purchase 1,984,939 shares of the Issuer’s Common Stock at an exercise price of $0.11 per share.

Each of the warrants issued in connection with the March Note, the May Note, and the August Note provide for cashless exercise at the option of the holder and are exercisable for a period of five years from the date of issuance.

CUSIP No. 910900208

Item 7.   Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Form of Director Warrants (incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and filed on February 17, 2009)
2.
Security Agreement, dated May 13, 2009, among the Issuer, Ronald Wilen, Hilltop Holding Company, L.P. and Martin Rappaport (incorporated by reference to Exhibit 14 of Jack Silver’s Schedule 13D filed November 3, 2009)

3.
Agreement, dated October 31, 2009, among the Issuer, Ronald Wilen, Hilltop Holding Company, L.P. and Martin Rappaport (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)

4.	Form of the Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)
5.	Form of the Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)
6.
Agreement, dated January 29, 2009, among the Issuer, Ronald Wilen, Hilltop Holding Company, L.P. and Martin Rappaport (incorporated by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on form 10-Q for the quarter ended December 31, 2009 and filed on February 16, 2010)

7.
Agreement, dated January 21, 2011, among the Issuer, Ronald Wilen and Hilltop Holding Company, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed January 28, 2011)

CUSIP No. 910900208

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2011

/s/ Ronald Wilen
Ronald Wilen